PLATINUM GROUP METALS LTD.	Suite 328-550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 05-119 November 28, 2005

Disclosure Clarification

Vancouver, BC November 28, 2005… As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.  In September 2005 the Growth Stock Alert report published a newsletter regarding the Company and its Western Bushveld Joint Venture project located in South Africa.

Included in the newsletter were statements that do not comply with NI 43-101 standards. The newsletter’s author is not a qualified person.  Discussion contained in the newsletter regarding the platinum industry, its outlook and the projected market capitalization of the Company are not supported by qualified technical reports filed on SEDAR by the Company and readers should not rely upon such discussion.

The newsletter does not comply with NI 51-201 principles of factual, balanced and complete disclosure.  The newsletter provides information that may result in conclusions that are premature and speculative given the current level of engineering study completed for the Western Bushveld Joint Venture project.  Certain risks and other relevant information about the project were not addressed in the newsletter.

The investing public is referred to the Company’s NI 43-101 filings on SEDAR and EDGAR for complete disclosure regarding the Company’s properties, share position, opportunities and risks.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.